Oncolytics Biotech® Receives Nasdaq Notification Letter

SAN DIEGO, CA and CALGARY, AB, September 20, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that it has received a notification letter from The Nasdaq Stock Market LLC ("Nasdaq"). The letter notifies the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market, since the closing bid price for the Company’s common shares listed on Nasdaq was below USD $1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The notification does not impact Oncolytics’ listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until March 16, 2020, to regain compliance with the minimum bid price requirement during which time the Company’s common shares will continue to trade on the Nasdaq Capital Market. If at any time before March 16, 2020 the bid price of the Company’s common shares closes at or above USD $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by March 16, 2020, the Company may be eligible for an additional 180 days to regain compliance or may face delisting.

The Company will continue to monitor the closing bid price of its common shares on Nasdaq between now and March 16, 2020 and seeks to cure the deficiency within the prescribed compliance period. The Company’s business operations are not affected by the Notification Letter, and indeed the Company expects to deliver nine meaningful data catalysts over the next seven quarters.

The Company is also listed on the Toronto Stock Exchange and the notification letter does not affect the Company's compliance status with such listing.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com